April 10, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR MAY 2006

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable May 15, 2006 will be $0.36 per Trust Unit.  The ex-distribution date is April 20, 2006 and the record date is April 24, 2006.

Using a Canadian to U.S. dollar exchange rate of 0.87, the distribution amount is approximately U.S.$0.31 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com